06033500

A&S 12/31/05

CFB

COMMUNITY FIRST BANCORP, INC.

2005 ANNUAL REPORT

TABLE OF CONTENTS

President's Letter...i

Corporate Profile 1

Market Information..1

Selected Consolidated Financial Data 2

Management's Discussion and Analysis 3

Consolidated Financial Statements 13

Corporate Information............Inside back cover

COMMUNITY FIRST BANCORP, INC.

Dear Shareholder,

The year 2005 proved to be another interesting year for Community First Bank. On the positive side, we have continued to grow the Bank. While last year's 13% increase in assets was down from 2004's 50% growth rate, we are happy to report that loans receivable still grew at a 24% pace. Moreover, we had excellent growth in the more profitable sectors of the portfolio including commercial mortgage loans, which were up $4.4 million. At the same time, our asset quality remains excellent with non-performing loans at less than 0.5% of the loan portfolio and net charge-offs at 0.02% of the average portfolio for the year.

Deposits were also a bright note with nearly 17% growth overall including strong growth in non-interest-bearing checking accounts, which were up over $2 million or over 50%.

Last year continued the transformation of Community First Bank from a traditional thrift institution to a modern financial services provider. In 2002 we changed our charter and name to reflect the new direction in which we were heading. We modernized our existing office, built a new main office that is more accessible to the community and upgraded our technology. These investments and our expanded hours and product offerings have enabled us to reach many more new customers and re-established the Bank as a competitor in the marketplace.

Our infrastructure investments, however, have also increased our overhead, which has pinched our bottom line. The situation has been made more difficult by the flattening of the yield curve, which has seen long-term rates hold steady while short-term rates have steadily increased. Since our deposit costs follow short-term rates while loans are priced to longer-term rates, the profit margins on lending have been squeezed at a time when we have been putting on a lot of new loans. Although we cut our losses by over half from 2004, we still have a good deal of ground to cover before we are fully profitable.

Looking forward, we expect continued challenges in the current year. First and foremost will be the challenge of growing the Bank within the constraints of our capital. We have raised capital from directors and are continually monitoring our capital position. We are also taking a closer look at expenses. The directors have agreed to forego their fees for the next six months. We also expect some relief on expenses when we are able to de-register with the SEC. Hopefully, this combination of strategies will put us back in the black.

Sincerely,

William M. Tandy
President and CEO

2420 NORTH MAIN STREET, MADISONVILLE, KENTUCKY 42431 • (270) 326-3500

Corporate Profile

Community First Bancorp, Inc. (the "Company") is the holding company for Community First Bank (the "Bank"), a federal stock savings bank operating through two offices in Madisonville, Kentucky. Originally founded in 1923 as the Madisonville Building and Loan Association, the Bank converted to a federal mutual savings bank charter and adopted its current name in 2002. In 2003, the Bank converted to the stock form and become a wholly owned subsidiary of the Company. The Bank is a member of the Federal Home Loan Bank ("FHLB") System and its deposits are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). Our corporate headquarters are located at 2420 North Main Street, Madisonville, Kentucky 42431 and our main telephone number is (270) 326-3500. We have a website at *www.cfbky.com.*

Market Information

The Company's common stock is quoted on the Over-the-Counter Bulletin Board ("OTCBB") under the symbol: "CFBC." The following table sets forth high and low sales information reported on the OTCBB for the Common Stock for each quarter during the past two fiscal years. These quotes reflect inter-dealer prices without mark-ups, mark-downs or commissions and may not necessarily reflect actual transactions.

	2005		2004	
	High	**Low**	**High**	**Low**
Fourth Quarter	$10.90	$9.00	$14.25	$13.25
Third Quarter	11.50	10.90	15.00	13.40
Second Quarter	12.75	10.75	18.44	15.00
First Quarter	13.50	12.50	20.00	13.85

As of December 31, 2005, there were 128 record holders of the Common Stock. The Company has not paid any dividends on the Common Stock. The Company's ability to pay dividends is dependent on the receipt of dividends from the Bank. The Bank is subject to certain restrictions on the payment of dividends pursuant to federal banking law.

SELECTED CONSOLIDATED FINANCIAL DATA

	At or for the Year Ended December 31,		
	2005	2004	2003
	(In thousands, except per share data)		
Selected Financial Condition Data:			
Assets	$ 71,729	$ 63,503	$ 42,541
Loans receivable, net	64,578	51,932	35,066
Cash and cash equivalents	2,009	5,793	1,109
Investment securities:			
Available-for-sale	1,703	2,215	1,976
Held-to-maturity	66	89	1,424
Deposits	54,477	46,466	33,172
Advances from Federal Home Loan Bank	13,000	13,000	5,000
Stockholders' equity	2,720	3,164	4,209
Selected Operations Data:			
Interest income	$ 3,556	$ 2,692	$ 2,182
Interest expense	1,783	1,079	833
Net interest income	1,773	1,613	1,349
Provision for loan losses	79	164	82
Net interest income after provision for loan losses	1,694	1,449	1,267
Other income	346	216	195
Other expenses	2,479	2,581	1,564
Income (loss) before federal income tax expense (benefit)	(439)	(916)	(102)
Federal income tax expense (benefit)	--	116	(116)
Net income (loss)	$ (439)	$ (1,032)	$ 14
Per Share Data:			
Earnings per share - Basic	$ (1.58)	$ (3.71)	$ 0.05
Earnings per share - Diluted	(1.58)	(3.71)	0.05
Book value per share	9.79	11.40	15.15
Performance Ratios:			
Return on average assets	(0.65)%	(2.00)%	0.03%
Return on average equity	(11.41)	(27.85)	0.33
Interest rate spread	2.65	3.41	3.20
Net interest margin	2.85	3.48	3.43
Ratio of average interest-earning assets to average interest-bearing liabilities	105.18	103.09	110.83
Ratio of noninterest expense to average total assets	3.69	5.00	3.78
Asset Quality Ratios:			
Nonperforming assets to total assets at end of period	0.43	0.46	0.11
Nonperforming loans to total loans at end of period	0.47	0.57	0.13
Allowance for loan losses to total loans at end of period	0.60	0.61	0.51
Allowance for loan losses to nonperforming loans at end of period	126.80	108.09	376.99
Net charge-offs to average loans outstanding	0.02	0.06	0.02
Capital Ratios:			
Equity to total assets at end of period	3.79	4.95	9.89
Average equity to average assets	4.36	7.18	10.03
Tangible capital	5.47	6.05	9.73
Core capital	5.47	6.05	9.73
Total risk-based capital	10.22	11.78	18.91

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations is intended to assist you in understanding our financial condition and results of operations. The information in this section should also be read with our Consolidated Financial Statements and Notes to the Consolidated Financial Statements, which are included elsewhere in this document.

Community First Bancorp, Inc.

Community First Bancorp, Inc. is the holding company for Community First Bank, a federal savings bank headquartered in Madisonville, Kentucky. Community First Bank operates from its main office at 2420 North Main Street and a branch office at 240 South Main Street, both in Madisonville, Kentucky. Community First Bank's lending activities consist primarily of the origination of loans secured by residential and commercial properties in its primary market area of Madisonville. Since we went public in 2003, we have nearly doubled our assets making us one of the fastest growing financial institutions in the Commonwealth of Kentucky during this period. At December 31, 2005, we had total assets of approximately $71.7 million, loans of $64.6 million (net of allowances), deposits of $54.2 million and stockholders equity of $2.7 million.

We incurred a loss of approximately $439,500 for the fiscal year ended December 31, 2005 and $1.03 million for the year ended December 31, 2004. These losses are primarily attributable to the increase in overhead resulting from the opening of our new main office in March 2004 and expenses related our data processor conversion. Although our loss narrowed in the current year, we do not expect to achieve full profitability without substantial additional growth. Accordingly, the Company raised a total of approximately $400,000 in additional equity capital subsequent to year end in order to allow the Bank to continue growing.

Management Strategy

Founded in 1923 as the Madisonville Building & Loan Association, the Bank historically operated as a traditional thrift from its South Main Street location, offering long-term mortgages and small consumer loans to local residents. As the profitability of this business came under increasing pressure during the 1990s, the Bank suffered continuing losses, which severely eroded its capital base. In late 2001, the Board of Directors brought in Mr. William M. Tandy, who had extensive prior experience in bank turn-arounds, to take over management of the Bank. Under Mr. Tandy's leadership, the Bank has executed a multi-pronged strategy to re-invigorate its franchise and enable it to compete more effectively. The principal elements of this strategy have included:

Growing and Diversifying the Loan Portfolio. In order to increase the profitability of the Bank, management has sought to grow the loan portfolio and to diversify it into more profitable lines of business than the one-to-four-family lending which historically dominated the portfolio. With the capital from its 2003 conversion to stock form, the Bank has been able to significantly increase its commercial and commercial mortgage lending. As the result of its conversion to a new computer system in 2004, the Bank has also gained the capability of offering lines of credit and other forms of lending on which higher rates may be charged.

Development of Non-Interest Income Sources. Like most thrift institutions, the Bank has traditionally relied on net interest income (*i.e.*, the difference between the interest earned on its loan and securities portfolios and interest paid on its deposits and borrowings) to cover its operating expenses (salaries, occupancy, data processing, etc.). In order to diversify our income sources and create income streams that are less affected by changes in interest rates, we have sought to develop various additional types of non-interest income including fees for various loan and deposit services and commission income.

Modernization of Facilities. In 2004, the Bank relocated its main office to a modern building in a faster-growing part of Madisonville. The new main office has drive-up facilities and more convenient hours. We had previously extensively remodeled our South Main Street office to make it more convenient and appealing to customers. These more modern facilities have enabled us to attract new customers and better serve existing customers.

Improve Market Awareness. In 2002, the Bank adopted its current name to better reflect its community focus and the products it offers. The name change was accompanied by a marketing campaign to help establish the Bank's new identity and create greater market awareness of the Bank. The Bank has continued to be actively involved in the community and believes that these efforts have helped build further customer identification and loyalty.

As a result of the foregoing strategies, we have successfully grown our assets and our net interest income and other income over the past several years. Despite our success in growing the Bank, however, we have incurred losses as our income growth has not been sufficient to offset the increased non-interest expenses resulting from our new main office. During 2004, we also experienced significant non-recurring charges related to the conversion of our data processor. In addition, we believe that our profitability has been negatively affected by the recent flattening of the yield curve, which began in June 2004 when the Federal Reserve Board initiated a series of interest rate increases. The Federal Reserve's actions have triggered an increase in short-term rates which has primarily affected the rates we pay on our deposits and borrowings while the long-term rates which determine the pricing of our loans have remained fairly constant.

Management's strategy for achieving profitability continues to emphasize growth. Management believes that its success in growing the loan portfolio demonstrates that loan demand in its market area is sufficient to support further growth. The Company has previously borrowed funds from its directors and another financial institution in order to fund a capital contribution to the Bank, but determined that more permanent capital was needed to fully achieve its growth objectives.

Application of Critical Accounting Policies

Allowance for Loan Losses. The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the financial services industry. The most significant accounting policies followed by the Company are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change.

The loan portfolio also represents the largest asset type on the consolidated balance sheet. Note 1 to the consolidated financial statements describes the methodology used to determine the allowance for loan losses, and a discussion of the factors driving changes in the amount of the allowance for loan losses is included under Asset Quality below.

Loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Company. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." The Company evaluates the collectibility of both principal and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in internal lending policies and credit standards, and examination results from bank regulatory agencies and our internal credit examiners.

An unallocated reserve is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Reserves on individual loans and historical or industry loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

The Company has not substantively changed any aspect of its overall approach in the determination of the allowance for loan losses. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current period allowance.

Based on the procedures discussed above, management is of the opinion that the reserve of $387,800 was adequate, but not excessive, to absorb estimated credit losses associated with the loan portfolio at December 31, 2005.

Deferred Income Taxes. We have a deferred tax asset of $16,600. We evaluate this asset on a quarterly basis. To the extent we believe it is more likely than not that it will not be utilized, we establish a valuation allowance to reduce its carrying amount to the amount we expect to be realized. At December 31, 2005, the valuation allowance is $566,860. The estimate of the realizable amount of this asset is a critical accounting policy.

Comparison of Financial Condition at December 31, 2005 and December 31, 2004

The Company's total assets as of December 31, 2005 were $71.7 million, an increase of $8.2 million or 12.9% from December 31, 2004's level of $63.5 million. The increase was due primarily to growth in the loan portfolio, more specifically an increase in one-to-four family first mortgage loans which increased $8.0 million, or 20.1%. Net loans receivable increased by $12.6 million, or 24.3%, which reflected our continued marketing efforts. Commercial mortgage loans increased $4.4 million or 149.1% and increased to 11.3% of the portfolio from 5.6% at December 31, 2004. The Company's investment securities decreased by $535,000, or 23.2%, to $1.8 million at December 31, 2005 due to maturities of securities as the Bank used cash flows from the securities portfolio to pay down FHLB advances. Premises and equipment decreased $209,300, or 8.3%, primarily due to a full year's depreciation on the new main office. The Company's cash and cash equivalents as of December 31, 2005 were $2.0 million, a decrease of $3.8 million from December 31, 2004's level of $5.8 million. This decrease is due primarily to the maturity of $3.0 million in Federal Home Loan Bank certificates of deposit that served as pledged collateral for several new accounts with the Hopkins County Sheriff's Department. The Sheriff's Department accounts housed the collection of county property taxes.

Liabilities increased by $8.7 million, or 14.4%, to $69.0 million due primarily to a $7.8 million, or 16.7%, increase in deposits as the Bank continued to attract deposits locally at favorable rates. The increase in deposits came primarily from checking accounts and certificates of deposit. Federal Home Loan Bank advances of $13.0 million remained at the December 31, 2004 level of $13.0 million. The Bank has used proceeds from the advances to help meet loan demand. Advances under the Company's line of credit from a correspondent bank increased to $850,000 at December 31, 2005 from $750,000 at December 31, 2004. In addition, the Company had $400,000 in loans from directors at December 31, 2005. These borrowings were used to fund a capital contribution to the Bank.

Stockholders' equity decreased to $2.7 million at December 31, 2005 from $3.2 million at December 31, 2004. The decrease in stockholders' equity principally reflects $439,500 in losses during the period.

Comparison of Results of Operations for the Years Ended December 31, 2005 and 2004

General. Net loss for the year ended December 31, 2005 was $439,500 ($(1.58) per diluted share) compared to a net loss of $(1,032,000) ($(3.71) per diluted share) for the year ended December 31, 2004. The improvement in loss for the 2005 period reflected increases in net interest income and non-interest income, a lower provision for loan losses, and a decrease in non-interest expense.

Net Interest Income. The primary component of the Bank's net income is its net interest income, which is the difference between interest income earned on loans and investments and interest expense paid on the deposits and borrowings used to fund the interest earning assets. Net interest income is determined by the spread between the yields earned on the Bank's interest-earning assets and the rates paid on interest-bearing liabilities as well as the relative amounts of such assets and liabilities. Net interest income divided by average interest-earning assets represents the Bank's net interest margin.

For the year ended December 31, 2005, net interest income increased approximately $160,000, or 9.9%, compared to the prior year. The increase in net interest income during the 2005 period was attributable to a higher volume of loans. Interest income increased approximately $864,200, or 32.1%, for the year ended December 31, 2005, while interest expense increased approximately $704,400, or 65.3%. The increase in interest income reflects a higher volume of interest-earning assets and a shift in interest-earning assets into higher-yielding loans. During the year ended December 31, 2005, net loans averaged $58.5 million as compared to $42.6 million during fiscal year 2004, an increase of $15.9 million or 37.3%. While the average yield on the loan portfolio declined during 2005, interest income increased by $864,000 due to higher outstanding loan balances.

The increased income from loans helped offset an increase in interest expense of $704,400 or 65.3% for the year ended December 31, 2005. The increase in interest expense reflects both a higher volume of deposits and increases in short-term rates as the result of the Federal Reserve's eleven increases in the targeted Federal Funds rate since June 30, 2004. Interest expense has also increased due to the Bank's greater use of FHLB borrowings to fund loan growth, as well as the Company's use of a revolving line of credit with The Banker's Bank to provide additional capital for the Bank. Reflecting the recent increases in short-term interest rates, which have not been accompanied by increased long-term rates, the Bank's interest rate spread decreased to 2.65% for the year ended December 31, 2005 compared to 3.41% for the year ended December 31, 2004. Net interest margin decreased to 2.85% for the 2005 period compared to 3.48% for the 2004 period.

During the year ended December 31, 2005, the Bank reported net interest income, before provision for loan losses, of $1.8 million. Interest income consisted of $3.5 million in interest and fees on loans, $80,700 in interest on investment securities, and $35,700 in dividends on FHLB stock, totaling $3.5 million, while interest expense, which consisted of $1.3 million in interest on deposits and $442,500 in interest on FHLB advances and other borrowings, totaled $1.8 million.

During the year ended December 31, 2004, the Bank reported net interest income, before provision for loan losses, of $1.6 million. Interest income consisted of $2.6 million in interest and fees on loans, $90,000 in interest on investment securities, and $27,000 in dividends on FHLB stock, totaling $2.7 million, while interest expense, which consisted of $950,000 in interest on deposits and $129,000 in interest on FHLB advances and other borrowings, totaled $1.1 million.

The following table sets forth certain information relating to our average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid at the date and for the periods indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the periods presented.

	Year Ended December 31,					
	2005			2004		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable, net[1]	$58,486	$3,439	5.88%	$42,637	$2,575	6.04%
Investment securities	2,926	81	2.77	3,140	90	2.87
Other investments	702	36	5.13	564	27	4.79
Total interest-earning assets	62,114	3,509	5.72	46,341	2,692	5.81
Non-interest-earning assets	5,059			5,279		
Total assets	$67,173			$51,620		
Interest-bearing liabilities:						
Deposits	$46,858	1,341	2.86	$37,236	950	2.55
Borrowings	12,197	446	3.66	7,717	129	1.67
Total interest-bearing liabilities	59,055	1,787	3.03	44,953	1,079	2.40
Non-interest-bearing liabilities	5,188			2,963		
Total liabilities	64,243			47,916		
Total stockholders' equity	2,930			3,705		
Total liabilities and stockholders' equity	$67,173			$51,620		
Net interest income		$1,769			$1,613	
Interest rate spread			2.65%			3.41%
Net interest margin			2.85%			3.48%
Ratio of average interest-earning assets to average interest-bearing liabilities			105.18%			103.09%

(1) Non-accrual loans are included in average balances, less allowance for loan losses and deferred fees.

The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); and (ii) changes in rate (change in rate multiplied by old volume). Changes in rate-volume (changes in rate multiplied by the changes in volume) are allocated between changes in rate and changes in volume proportionately.

	Year Ended December 31, 2005 vs. 2004			Year Ended December 31, 2004 vs. 2003		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Interest income:						
Loans	$ 957	$ (140)	$ 817	$ 492	$ 43	$ 535
Investment securities	(6)	(3)	(9)	(9)	(17)	(26)
Other investments	7	2	9	(1)	2	1
Total interest-earning assets	958	(141)	817	482	28	510
Interest expense:						
Deposits	$ 245	$ 146	$ 391	$ 146	$ (11)	$ 135
Borrowings	69	245	314	28	81	109
Total interest-bearing Liabilities	314	391	705	174	70	244
Change in net interest income	$ 644	$ (532)	$ 112	$ 308	$ (42)	$ 266

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2005 was $79,000, compared to $164,000 for the year ended December 31, 2004. Net charge-offs for the year ended December 31, 2005 were $10,000 (0.02% of average loans), compared to $24,000 (0.05% of average loans) during the year ended December 31, 2004. The ratio of the allowance for loan losses to total loans was 0.60% at December 31, 2005 compared to 0.61% at December 31, 2004. The allowance for loan losses is management's estimate of probable inherent credit losses in the loan portfolio at the balance sheet date. The Bank determines the allowance based on ongoing evaluations. Increases to the allowance are made by charges to the provision for loan losses, which is reflected in the statement of operations. Loans deemed to be uncollectible are charged against the allowance. Recoveries of loans previously charged off are credited to the allowance. The Bank increased the amount of the allowance allocated to various forms of consumer loans, and reduced the proportion allocated to residential first mortgages reflecting changes in the portfolio. Reserves are provided for consumer and residential loans based on average loss experience, applied to the outstanding balance in each category. Specific reserves are determined for loans classified as special mention, substandard or doubtful. Specific reserves are determined on a loan by loan basis. As the loan portfolio diversifies to include more commercial and multi-family real estate loans, future charge-off rates may differ from historical rates, necessitating revisions to the estimate.

Noninterest Income. Noninterest income for the year ended December 31, 2005 was $346,000, compared to $216,000 for the year ended December 31, 2004, an increase of approximately $130,000, or 60.2%. The increase for the most recent period is due primarily to increases in deposit-related fees including non-sufficient funds fees and overdraft fees which management attributes to a larger deposit base and management's efforts to enhance this type of fee income.

Noninterest Expenses. Noninterest expense for the year ended December 31, 2005 was $2.5 million compared to $2.6 million for the year ended December 31, 2004, a decrease of approximately $100,000, or 3.8%. The decrease in noninterest expense of $100,000 or 3.8% was due primarily to the absence of the data processor conversion related expenses incurred during 2004. During the year ended December 31, 2004, expenses related to the conversion of the data processor totaled $110,800 compared to no such expenses during 2005.

Compensation and benefits expense decreased by $26,900 or 2.5% to $1.04 million for the year ended December 31, 2005 compared to $1.07 million for the year ended December 31, 2004. The FASB No. 91 accounting entry for the year ended December 31, 2005 resulted in a deferred salaries expense reduction of $87,100. No such entry was made during the year ended December 31, 2004 as the Company implemented this accounting standard in 2005. Additionally, employee education expense decreased by $30,700 or 81.2% to $7,100 as extensive employee training for the data processor conversion was not incurred during the year ended December 31, 2005 as it was during the year ended December 31, 2004. Further, retirement fund expense increased by $12,500 or 23.8% to $64,800 during the year ended December 31, 2005.

Advertising expenses decreased $77,500 or 45.9% to $91,300 for the year ended December 31, 2005 compared to $168,800 for the year ended December 31, 2004. The reduction was due primarily to no longer having the need to market the new main office and the activities associated with its grand opening on March 5, 2004, as well as marketing efforts to explain our computer conversion and its effects to our customers.

Office supplies and postage expenses decreased $54,800, or 31.2% to $120,900 for the year ended December 31, 2005 compared to $175,700 for the year ended December 31, 2004. The reduction was due primarily to not having the startup expenses associated with opening the new location experienced during the 2004 period.

Computer and data processing expense increased by $17,300 or 7.9% to $235,400 for the year ended December 31, 2005 compared to $218,000 for the year ended December 31, 2004. The increase reflects additional technical assistance during the period, the receipt of certain introductory discounts during the prior year and bank growth.

Professional fees increased $20,100, or 23.4% to $105,900 for the year ended December 31, 2005 compared to $85,800 for the year ended December 31, 2004. Monthly accruals are now being used for audit and accounting expenses to more evenly distribute these costs throughout the year, rather than expensing as incurred. The Company currently intends to deregister its Common Stock with the Securities and Exchange Commission at the end of June 2006, which it will be permitted to do under Office of Thrift Supervision ("OTS") regulations. It is expected that professional fees will decline as the result of deregistration.

Income Tax Expense. The Company provides for both the current and deferred tax effects of the transactions reported in its financial statements and established deferred tax assets and liabilities for the temporary differences between the financial reporting and tax bases of its assets and liabilities. The Company establishes valuation allowances for its net deferred tax assets unless it is more likely than not that these net deferred tax assets will be realized. Based on its current earnings, its future projected earnings, and other factors, the Company determined in 2004 that it was appropriate to establish a valuation allowance of $418,500 for its net deferred tax assets. The balance of the valuation allowance at December 31, 2005 is $566,860. The increases in the valuation allowance for the year ended December 31, 2005 of $148,000 relates primarily to the net losses incurred in 2005.

Market/Interest Rate Risk Disclosure

Qualitative Disclosure. The Bank's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest-rate sensitive and by monitoring the expected effects of interest rate changes on our net portfolio value.

An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If assets mature or reprice more quickly or to a greater extent than liabilities, the net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if our assets mature or reprice more slowly or to a lesser extent than liabilities, the net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by pursuing certain strategies designed to decrease the vulnerability of our earnings to material and prolonged changes in interest rates.

The Bank's primary method of managing interest rate risk is to emphasize the origination of ARM loans. The Bank's ARM loans provide that the interest rate will adjust every 1, 3, 5 or 7 years. The terms of these loans generally limit the amount of any single rate change to a maximum of 2 percentage points and also provide that the rate may not increase above a "ceiling" rate established at the time the loan is made, nor below a floor rate which is the initial rate on the loan. At December 31, 2005, approximately 80% of the Bank's mortgage loan portfolio had adjustable rates. It also purchases, investment securities with relatively short maturities, normally three years or less. At December 31, 2005, approximately 97% of the Bank's investment portfolio had a maturity of five years or less. The Bank monitors its deposit rates on a weekly basis to ensure that it remains competitive.

Quantitative Disclosure. The Bank measures its interest rate sensitivity using the OTS's measurement system. The OTS measures an institution's interest rate risk by computing the amount by which the net present value of cash flow from assets, liabilities and off balance sheet items (the institution's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on an institution's NPV from instantaneous and permanent 1% to 3% (100 to 300 basis points) increases and decreases in market interest rates. Because of the current level of interest rates, the OTS does not calculate the effect of a decline in interest rates greater than 200 basis points. The following table presents the interest rate sensitivity of the Bank's NPV at December 31, 2005, as calculated by the OTS, which is based upon quarterly information that the Bank voluntarily provided to the OTS.

Change In Rates	Net Portfolio Value			NPV as % of Present Value of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Basis Point Change
		(Dollars in thousands)			
+300 bp	$1,845	$(3,391)	(65)%	2.70%	- 450 bp
+200 bp	3,136	(2,101)	(40)%	4.48%	- 271 bp
+100 bp	4,287	(949)	(18)%	6.00%	- 120 bp
0 bp	5,237	--	--	7.20%	--
- 100 bp	5,940	(704)	13%	8.04%	+ 85 bp
- 200 bp	6,388	1,151	22%	8.55%	+135 bp

While we cannot predict future interest rates or their effects on the Bank's NPV or net interest income, we do not expect current interest rates to have a material adverse effect on the Bank's NPV or net interest income in the near future. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit runoff and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as ARM loans, generally have features which restrict changes in interest rates on a short-term basis and over the life of the loan. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Although the Bank underwrites its adjustable-rate borrowers on the basis of the maximum rate allowed under their loan agreements, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

The Board of Directors reviews the Bank's asset and liability policies. The Board of Directors meets regularly to review interest rate risk and trends, as well as liquidity and capital ratios and requirements. Management administers the policies and determinations of the Board of Directors with respect to the Bank's asset and liability goals and strategies. We expect that the Bank's asset and liability policies and strategies will continue as described so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

Liquidity and Capital Resources

The Company currently has no operating business other than that of the Bank and does not have material funding needs other than servicing its outstanding debt. In the future, the Company may require funds for dividends and tax payments for which it will rely on dividends and other distributions from the Bank. The Bank is subject to various regulatory restrictions on the payment of dividends.

The Bank's primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits and funds provided from operations. The Bank is also able to obtain advances from the FHLB of Cincinnati, although historically the Bank has done this rarely. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Bank uses its liquidity resources principally to fund existing and future loan commitments, to fund maturing time certificates and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses.

Liquidity may be adversely affected by unexpected deposit outflows, higher interest rates paid by competitors, adverse publicity relating to the savings and loan industry, and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on our commitments to make loans and management's assessment of our ability to generate funds.

A major portion of our liquidity consists of cash and cash equivalents, which include cash and interest-bearing deposits in other banks. The level of these assets is dependent upon our operating, investing, lending and financing activities during any given period. At December 31, 2005, cash and cash equivalents totaled $2.0 million.

The Bank's primary investing activities include origination of loans and purchases of investment and mortgage-backed securities. During the years ended December 31, 2005 and 2004, purchases of investment and mortgage-backed securities totaled zero and $250,000, respectively, while loan originations totaled $27.0 million and $28.3 million, respectively. These investments were funded in part by proceeds from repayments of loans, maturities and calls of investment and mortgage-backed securities and an increase in deposits for the years ended December 31, 2005 and 2004.

At December 31, 2005, we had $765,900 in outstanding commitments to originate loans. We anticipate that the Bank will have sufficient funds available to meet its current loan origination commitments. Time certificates which are scheduled to mature in one year or less totaled $24.1 million at December 31, 2005. Based on historical experience, management believes that a significant portion of such deposits will remain with the Bank, although there can be no assurance that it will do so. In the event the Bank is unable to retain these deposits, it may seek replacement funding through the FHLB of Cincinnati or other sources.

The Bank relies primarily on local deposits for its funding needs. In order to finance loan growth, the Bank may also borrow from the FHLB of Cincinnati. At December 31, 2005, the Bank had $3.0 million in unused borrowing capacity at the FHLB of Cincinnati.

The Bank is subject to minimum capital requirements under OTS regulations. Under these regulations, the Bank must maintain a Tier 1 or Core Capital ratio of 5.0%, a Tier 1 Risk-Based Ratio of 6.0% and a total risk-based ratio of 10.0% to be "well capitalized." At December 31, 2005, the Bank's Tier 1/Core Capital ratio was 5.47%, its Tier 1 risk-based capital ratio was 9.30% and its total risk-based capital ratio was 10.22%. Although these ratios exceeded regulatory requirements to be well capitalized, the Bank did not have sufficient capital to grow, particularly if it continued to experience losses.

The Company has previously borrowed $1.25 million on a line of credit from The Banker's Bank to provide additional liquidity at the holding company level and for capital contributions for the Bank. The line of credit provides for an interest rate at the prime rate plus 0.25% and is secured by the Company's stock in the Bank. In December 2005 the line of credit's principal balance was reduced by $400,000 by using the proceeds from an unsecured loan from four members of the Company's Board of Directors. The four directors loaned these funds for the sole purpose of paying down the outstanding line of credit with The Banker's Bank. This loan pays the four Directors a fixed interest rate of 7.50%.

New Accounting Pronouncements

In December of 2003, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 03-3, *"Accounting for Certain Loans or Debt Securities Acquired in a Transfer."* SOP No. 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. This SOP prohibits "carry over" or creation of valuation allowances in the initial accounting of all loans acquired in transfers within the scope of SOP No. 03-3, which includes loans acquired in a purchase business combination. SOP No. 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004.

At its March 2004 meetings, the Emerging Issues Task Force ("EITF") revisited EITF Issue No. 03-1, "The Meaning of Other-than-Temporary Impairment and its Application to Certain Investments" (EITF No. 03-1). Effective with reporting periods beginning after June 15, 2004, companies carrying certain types of debt and equity securities whose amortized cost is higher than the securities' fair values will have to use more detailed criteria to evaluate whether to record a loss and will have to disclose additional information about unrealized losses. The additional disclosure has been included in the accompanying financial statements but the application of the new measurement provisions was delayed by the EITF on September 30, 2004 to give the FASB and EITF more time to study this issue.

On December 16, 2004, the FASB issued SFAS 123 (revised), "*Share-Based Payment*" ("SFAS 123 (R)"). This standard requires expensing of stock options and other share-based payments beginning in 2005, and supersedes FASB's earlier rule (the original SFAS 123) that had allowed companies to choose between expensing stock options or showing pro forma disclosure only. Public entities (other than those filing as small business issuers) will be required to apply Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply Statement 123(R) in the first interim or annual reporting period that begins after December 15, 2005. The Company is currently evaluating the effect of the adoption of this statement.

These recently issued pronouncements are not expected to have a material impact on the Bank as the GAAP requirements either are not applicable to the Bank or the impact is insignificant.

Change in Auditors

On November 14, 2005, the Company's independent auditors, BKD, LLP ("BKD"), informed the Company of its decision to resign as the Company's independent auditors effective with the conclusion of its procedures related to the Form 10-QSB for the quarter ended September 30, 2005. The decision to change accountants was not recommended by the audit committee of the Company's Board of Directors. BKD's reports on the Company's consolidated financial statements for the two fiscal years ended December 31, 2004 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with their audits of the two fiscal years ended December 31, 2004 and any subsequent interim period preceding the date hereof, there were no disagreements between the Company and BKD on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of BKD, would have caused them to make a reference to the subject matter of the disagreements in connection with their reports.

Impact of Inflation and Changing Prices

The Bank's financial statements and the accompanying notes presented elsewhere in this document, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of our operations. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

CERTIFIED PUBLIC ACCOUNTANTS

king+company
PSC

3400 Dutchmans Lane
Louisville, Kentucky 40205

502.459.5000
502.459.5309 Fax

email:
accountants@kingcorporategroup.com

James O. King, Jr., Director
Christopher A. Fralick, Director
Susan G. Pike, Director

Russel R. Harris
Fernando J. Rubio
David A. James

Heather M. Gibson
Alicia L. Elzy
Rose K. Hofmann

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Stockholders
Community First Bancorp, Inc.
Madisonville, Kentucky

We have audited the accompanying consolidated balance sheet of the Community First Bancorp, Inc. as of December 31, 2005, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Community First Bancorp, Inc. as of December 31, 2004 were audited by other auditors whose report, dated February 25, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Community First Bancorp, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

King + Company, PSC

Louisville, Kentucky
February 23, 2006

[THIS PAGE LEFT INTENTIONALLY BLANK]

Community First Bancorp, Inc.

Consolidated Balance Sheets

December 31, 2005 and 2004

Assets

	2005	2004
Cash and due from banks	$ 785,814	$ 614,155
Interest-bearing demand deposits	1,223,134	2,179,041
Interest-bearing time deposits	—	3,000,000
Cash and cash equivalents	2,008,948	5,793,196
Held-to-maturity securities	65,522	88,965
Available-for-sale securities	1,703,147	2,215,285
Loans receivable, net of the allowance for loan loss of $387,822 and $319,937, for December 31, 2005 and 2004, respectively	64,578,288	51,931,555
Premises and equipment, net	2,286,004	2,495,324
Federal Home Loan Bank (FHLB) stock	721,900	687,000
Interest receivable	288,501	227,066
Deferred income taxes	16,587	14,521
Other assets	59,817	50,467
Total assets	$ 71,728,714	$ 63,503,379

Liabilities and Stockholders' Equity

	2005	2004
Liabilities		
Deposits	$ 54,476,673	$ 46,466,036
FHLB advances	13,000,000	13,000,000
Advances under line of credit	850,000	750,000
Loans from directors	400,000	—
Interest payable	158,391	56,231
Other liabilities	123,649	67,617
Total liabilities	69,008,713	60,339,884
Stockholders' Equity		
Preferred stock, $.01 par value, authorized 1,000,000 shares	—	—
Common stock, $.01 par value; authorized 5,000,000 shares authorized; 277,725 shares, issued and outstanding	2,777	2,777
Additional paid-in capital	2,457,428	2,457,428
Retained earnings – substantially restricted	291,993	731,477
Accumulated other comprehensive loss	(32,197)	(28,187)
Total stockholders' equity	2,720,001	3,163,495
Total liabilities and stockholders' equity	$ 71,728,714	$ 63,503,379

Community First Bancorp, Inc.
Consolidated Statement of Operations
Years Ended December 31, 2005 and 2004

	2005	2004
Interest and Dividend Income		
Loans	$ 3,439,471	$ 2,574,729
Investment securities and deposits	80,730	89,988
Dividends on FHLB stock	35,718	26,931
Total interest and dividend income	3,555,919	2,691,648
Interest Expense		
Deposits	1,340,870	950,342
FHLB advances	387,922	126,856
Other borrowings	54,581	1,751
Total interest expense	1,783,373	1,078,949
Net Interest Income	1,772,546	1,612,699
Provision for Loan Losses	78,500	163,500
Net Interest Income After Provision for Loan Losses	1,694,046	1,449,199
Noninterest Income		
Service charges and fees	326,462	215,602
Loss on sale of fixed assets	—	(12,702)
Loss on sale of other real estate	(2,000)	(449)
Foreclosed real estate expense, net	(4,356)	(4,739)
Insurance commissions and premiums	5,189	3,484
Other income	20,850	14,601
Total noninterest income	346,145	215,797
Noninterest Expense		
Compensation and benefits	1,043,406	1,070,113
Directors fees	43,200	43,200
Occupancy expense	335,013	316,300
Insurance premiums	31,352	38,975
Data processing	235,385	218,077
Advertising	91,332	168,813
Office supplies, telephone and postage	120,885	175,702
Payroll and other taxes	148,459	111,875
Professional fees	105,864	85,791
Data processor conversion expenses	—	102,595
Other operating expenses	324,779	249,543
Total noninterest expense	2,479,675	2,580,984
Loss Before Income Tax	(439,484)	(915,988)
Provision (Credit) for Income Taxes	—	115,580
Net Loss	$ (439,484)	$ (1,031,568)
Basic Loss Per Share	$ (1.58)	$ (3.71)
Diluted Loss Per Share	$ (1.58)	$ (3.71)

Community First Bancorp, Inc.

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2005 and 2004

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Comprehensive	
	Shares	Amount	Capital	Earnings	Income (Loss)	Income (Loss)	Total
Balance, January 1, 2004	277,725	$ 2,777	$ 2,466,428	$ 1,763,045	$ (23,483)		$ 4,208,767
Comprehensive income (loss)							
Net loss	—	—	—	(1,031,568)	—	$ (1,031,568)	(1,031,568)
Change in unrealized depreciation on available-for-sale securities, net of taxes	—	—	—	—	(4,704)	(4,704)	(4,704)
Total comprehensive loss						(1,036,272)	
Cost related to issuance of stock	—	—	(9,000)	—	—		(9,000)
Balance, December 31, 2004	277,725	2,777	2,457,428	731,477	(28,187)		3,163,495
Comprehensive income (loss)							
Net loss	—	—	—	(439,484)		(439,484)	(439,484)
Change in unrealized depreciation on available-for-sale securities, net of taxes	—	—	—	—	(4,010)	(4,010)	(4,010)
Total comprehensive loss						$ (443,494)	
Balance, December 31, 2005	277,725	$ 2,777	$ 2,457,428	$ 291,993	$ (32,197)		$ 2,720,001

Community First Bancorp, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
Operating Activities		
Net loss	$ (439,484)	$ (1,031,568)
Items not requiring (providing) cash		
Provision for loan losses	78,500	163,500
Depreciation, amortization and accretion	216,032	191,776
Deferred compensation for restricted stock plan	7,470	--
Loss on disposal of equipment	--	12,702
Loss on sale of other real estate owned	2,000	449
Deferred income taxes	--	115,580
FHLB stock dividends	(34,900)	(27,400)
Changes in		
Interest receivable	(61,435)	(67,916)
Other assets	(34,350)	2,436
Interest payable and other liabilities	383,901	(37,323)
Net cash provided by (used in) operating activities	117,734	(677,764)
Investing Activities		
Net change in loans	(12,725,233)	(17,028,913)
Purchases of available-for-sale securities	--	(252,570)
Proceeds from maturities of available-for-sale securities	500,000	--
Proceeds from maturities of held-to-maturity securities	23,443	1,335,102
Purchase of premises and equipment	(650)	(741,378)
Proceeds from sale of foreclosed assets	23,000	14,147
Net cash used in investing activities	(12,179,440)	(16,673,612)
Financing Activities		
Net increase in deposits	7,777,458	13,294,510
Repayment of FHLB advances	(15,000,000)	(4,500,000)
Proceeds from FHLB advances	15,000,000	12,500,000
Proceeds from line of credit and notes payable	900,000	750,000
Repayment of line of credit and notes payable	(400,000)	--
Costs of issuance of stock	--	(9,000)
Net cash provided by financing activities	8,277,458	22,035,510
Increase/(Decrease) in Cash and Cash Equivalents	(3,784,248)	4,684,134
Cash and Cash Equivalents, Beginning of Year	5,793,196	1,109,062
Cash and Cash Equivalents, End of Year	$ 2,008,948	$ 5,793,196
Supplemental Cash Flows Information		
Interest paid	$ 1,672,758	$ 1,034,411
Loans transferred to foreclosed real estate	$ 29,879	$ 42,596
Loans to facilitate sale of foreclosed real estate	$ 30,000	$ 28,000

Community First Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Community First Bancorp, Inc. (Company) is a thrift holding company whose principal activity is the ownership and management of its wholly owned subsidiary, Community First Bank (Bank). The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers, primarily in Madisonville, Kentucky and the surrounding area. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, valuation allowance related to deferred taxes, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Investment Securities

Available-for-sale securities, which include any security for which the Bank has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Held-to-maturity securities, which include any security for which the Bank has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs and the allowance for loan losses. Interest income is reported on the interest method. Generally, loans are placed on nonaccrual status at 90 days past due and interest is considered a loss, unless the loan is well secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment measurements.

Premises and Equipment

Depreciable assets are stated at cost, less accumulated depreciation. Depreciation is charged to expense primarily using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings	39 – 50 years
Building improvements	7 – 40 years
Furniture and equipment	3 – 15 years

Federal Home Loan Bank Stock

Federal Home Loan Bank (FHLB) stock is a required investment for institutions that are members of the FHLB system. The required investment in the common stock is based on a predetermined formula.

Foreclosed Real Estate

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiary.

Stock Options

The Company has a stock-based employee compensation plan, which is described more fully in Note 8. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	Year Ended December 31, 2005	2004
Net loss, as reported	$(439,484)	$(1,031,568)
Less total stock-based employee compensation cost determined under the fair value based method, net of income taxes	0	7,558
Pro forma net loss	$(439,484)	$(1,039,126)
Loss per share:		
Basic – as reported	$ (1.58)	$ (3.71)
Basic – pro forma	$ (1.58)	$ (3.74)
Diluted – as reported	$ (1.58)	$ (3.71)
Diluted – pro forma	$ (1.58)	$ (3.74)

Advertising Costs

Advertising costs are expensed as incurred.

Earnings per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during 2005 and 2004. Since there are no dilutive securities, basic and diluted earnings per share is the same.

Reclassifications

Certain reclassifications have been made to the 2004 financial statements to conform to the 2005 financial statement presentation. These reclassifications had no effect on net income.

Note 2: Conversion to Stock Ownership

On June 26, 2003, the Bank consummated its conversion from a federally charted mutual savings bank to a federally chartered stock savings bank pursuant to the Bank's plan of conversion. Concurrent with the formation of the Company, the Company acquired 100% of the stock of the Bank and issued 277,725 shares of the Company's common stock, with $.01 par value, at $10.00 per share. Net proceeds of the Company's stock issuance, after costs of approximately $308,000, were approximately $2,469,000. Additional costs of approximately $9,000 were incurred during 2004.

Note 3: Investment Securities

The amortized cost and approximate fair values of securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-sale Securities				
December 31, 2005				
U. S. Government agencies	$ 1,751,931	$ 0	$ 48,784	$ 1,703,147
December 31, 2004				
U. S. Government agencies	$ 2,257,993	$ 0	$ 42,708	$ 2,215,285
Held-to-maturity Securities				
December 31, 2005				
Mortgage-backed securities	$ 65,522	$ 3,901	$ 166	$ 69,257
December 31, 2004				
Mortgage-backed securities	$ 88,965	$ 6,060	$ 0	$ 95,025

The amortized cost and fair value of debt securities, including mortgage-backed securities at December 31, 2005, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale		Held-to-maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$ 1,000,000	$ 981,720	—	—
One to five years	751,931	721,427	—	—
Five to 10 years	—	—	—	—
Mortgage-backed securities	—	—	$ 65,522	$ 69,257
	$ 1,751,931	$ 1,703,147	$ 65,522	$ 69,257

Investment securities with a carrying value of approximately $191,000 and $2,035,000 at December 31, 2005 and 2004, respectively, were pledged as collateral for certain customer deposits.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2005 and 2004, was $1,703,147 and $2,215,285, which is approximately 96% and 95% of the Bank's available-for-sale and held-to-maturity investment portfolio. These declines primarily resulted from recent increases in market interest rates and failure of certain investments to maintain consistent credit quality ratings.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2005 and 2004:

Description of Securities	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2005						
Mortgage-backed securities	$ 19,664	$ 166	$ —	$ —	$ 19,664	$ 166
U. S. Government agencies	—	—	1,703,147	48,784	1,703,147	48,784
Total temporarily impaired securities	$ 19,664	$ 166	$1,703,147	$ 48,784	$1,722,811	$ 48,950

Description of Securities	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2004						
U. S. Government agencies	$2,215,285	$ 42,708	$ —	$ —	$2,215,285	$ 42,708
Total temporarily impaired securities	$2,215,285	$ 42,708	$ 0	$ 0	$2,215,285	$ 42,708

Note 4: Loans Receivable and Allowance for Loan Losses

Loans at December 31 are summarized as follows:

	2005	2004
Real estate mortgage loans		
One-to-four family residential – first	$ 47,739,224	$ 39,757,639
One-to-four family residential – second	1,755,309	1,208,539
Multi-family	791,323	1,075,088
Commercial	7,355,604	2,952,877
Construction	2,304,825	1,899,906
Other loans		
Consumer installment	194,396	252,549
Commercial	819,447	2,369,656
Automobile	2,897,924	1,904,563
Passbook	397,879	330,085
Overdrafts	51,792	12,104
Other	658,387	488,486
	64,966,110	52,251,492
Less		
Allowance for loan losses	387,822	319,937
Net loans	$ 64,578,288	$ 51,931,555

Activity in the allowance for loan losses was as follows:

	2005	2004
Balance, beginning of year	$ 319,937	$ 180,955
Provision charged to expense	78,500	163,500
Losses charged off	(16,192)	(25,434)
Recoveries	5,577	916
Balance, end of year	$ 387,822	$ 319,937

At December 31, 2005 and 2004, the total recorded investment in loans on nonaccrual amounted to approximately $262,716 and $130,968, respectively, and the total recorded investment in loans past due 90 days or more and still accruing interest amounted to approximately $43,900 and $165,700, respectively. At December 31, 2005 and 2004, there were no loans, which were specifically classed as impaired loans.

In the ordinary course of business, the Bank has and expects to continue to have transactions, including borrowings, with its officers and directors. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Bank. Loans to such borrowers, at December 31, are summarized as follows:

	2005	2004
Balance, beginning of year	$ 429,651	$ 544,102
Loan proceeds	239,382	105,853
Payments	(44,224)	(220,304)
Balance, end of year	$ 624,809	$ 429,651
Letters of Credit	$ 7,000	$ 0

Note 5: Premises and Equipment

Major classifications of premises and equipment stated at cost, are as follows:

	2005	2004
Land	$ 261,649	$ 261,649
Buildings and improvements	1,769,087	1,769,087
Furniture, fixtures and equipment	968,488	971,307
	2,999,224	3,002,043
Less accumulated depreciation	713,220	506,719
Net premises and equipment	$ 2,286,004	$ 2,495,324

Depreciation expense for the year ended December 31, 2005 and 2004 totaled $209,970 and $183,816, respectively.

Note 6: Deposits

Deposits at December 31 are summarized as follows:

	2005		2004	
	Amount	Percentage	Amount	Percentage
Non-interest bearing demand	$ 6,143,507	11%	$ 4,047,403	9%
NOW accounts	2,642,483	5	2,183,898	5
Money market accounts	2,099,769	4	3,467,230	7
Passbook savings	3,789,177	7	4,091,194	9
Time deposits	39,801,737	73	32,676,311	70
	$ 54,476,673	100%	$ 46,466,036	100%

Time deposit accounts in denominations of $100,000 or more were $9,048,175 and $9,646,446, at December 31, 2005 and 2004, respectively.

At December 31, 2005, the scheduled maturities of time deposit were as follows:

2006	$ 24,239,440
2007	10,085,443
2008	3,900,097
2009	289,130
2010	1,287,627
	$ 39,801,737

Interest expense on deposits for the years ended December 31, are summarized as follows:

	2005	2004
Certificates of deposit	$ 1,305,311	$ 922,649
Money market accounts	13,626	11,343
NOW accounts	6,932	5,517
Passbook savings	15,001	10,903
	1,340,870	950,412
Less interest retained for early withdrawal	—	70
	$ 1,340,870	$ 950,342

In the ordinary course of business, the Bank has continued to have transactions, including deposits, with its officers and directors. In the opinion of management, such transactions were on substantially the same terms, including interest rates prevailing at the time, of comparable transactions with other persons. Deposits from officers and directors totaled $363,622 and $490,335, on December 31, 2005 and 2004, respectively.

The aggregate amount of overdrawn deposit accounts reclassified as loans as of December 31, 2005 and 2004 totaled $35,100 and $31,858, respectively.

Note 7: Federal Home Loan Bank Advances and Other Short-term Borrowings

Short-term debt consisted of short-term fixed rate advances from FHLB totaling $13,000,000 at December 31, 2005 and 2004. The advances at December 31, 2005 and 2004, have a 4.33% and a 2.42% variable interest rate respectively. Advances from FHLB are collateralized with the Bank's mortgage portfolio to 135% of the balance of the note (blanket mortgage collateral) in the amount of $17,550,000 and is further collateralized by the Bank's stock in the FHLB. At December 31, 2005 the Bank had an additional borrowing capacity with the Federal Home Loan Bank of approximately $18 million.

Line of Credit

The Company has a $1,250,000 revolving line of credit, which expires on March 31, 2006. At December 31, 2005, $850,000 was advanced against this line. The line of credit is restricted by various financial and non-financial covenants, one of which limits the Company's total non-FHLB borrowing capacity to $1,250,000. The Company's current draws of $850,000 coupled with its notes payable to directors of $400,000 equals its total borrowing capacity under such covenant and prevents further draws on this line without written consent by the Banker's Bank. The line is collateralized by all of the Company's stock in the Bank. Interest varies monthly and is based on the prime rate plus .25%, which was 7.50% on December 31, 2005. Interest is payable monthly and principal is due at maturity.

Related Party Notes Payable

The Company has four unsecured notes payable to directors of the Bank totaling $400,000. These loans are set to mature on March 31, 2006. The notes bear a fixed rate of interest of 7.50%. Interest is payable monthly and principal is due at maturity.

As of December 31, 2005, the Company maintained cash reserves of $45,603 for payment of interest on its Bankers Bank line of credit and its notes payable to directors.

Note 8: Employee Benefits

Defined Benefit Plan

The Bank is a participant in a pension fund known as the Pentegra Group. This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. The plan required contributions in the amount of approximately $64,800 and $59,700 for the years ended December 31, 2005 and 2004, respectively. The plan provides pension benefits for substantially all of the Bank's employees.

Defined Contribution Plan

The Bank began a retirement savings 401(k) plan covering substantially all employees on January 1, 2004. Employees may contribute up to 20% of their compensation with the Bank matching a certain percentage of the employee's compensation using a formula to be determined each year. The Bank made no matching contribution to the plan in 2005 or 2004.

Restricted Stock Plan

The Company has a Restricted Stock Plan, covering 8,331 shares of common stock, the purpose of which is to reward and to retain personnel of experience and ability in key positions of responsibility with the Bank and any subsidiaries with an increased equity interest in the Company as compensation for their prior and anticipated future professional contributions and service. Shares awarded under the plan entitle the shareholder to all rights of common stock ownership except that the shares may not be sold, transferred, pledged, exchanged, or otherwise disposed of until the shares are earned and non-forfeitable. The shares awarded under the Restricted Stock Plan shall be earned and non-forfeitable at the rate of one-fifth per year over five years from the grant date. During May 2005 the Company granted 5,197 shares with a restriction period of five years at a market price of $11.50. Deferred compensation expense recorded for the year ended December 31, 2005 relating to these shares of restricted stock was approximately $7,500.

Stock Option Plan

On May 20, 2004, the stockholders of the Company approved the establishment of the Community First Bancorp, Inc. 2004 Stock Option Plan. Under the Option Plan, the Company may grant either incentive or nonincentive stock options to directors and key employees for an aggregate of 27,772 shares of the Company's common stock, with an exercise price equal to the fair market value of the stock at the date of the award. Upon exercise of the options, the Company may issue stock out of authorized shares or purchase the stock in the open market. The option to purchase shares expires 10 years after the date of the grant. The options vest, and thereby become exercisable, at the rate of 20% on the one-year anniversary of the date of the grant and 20% annually thereafter. The options become vested immediately in the case of death or disability or upon a change in the control of the Company.

On December 8, 2005 the optionees agreed to the cancellation of all the outstanding stock options, which totaled 16,442 as of that date.

	2005	
	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	16,442	$ 16.00
Granted	—	—
Exercised	—	—
Forfeited	—	—
Cancelled	(16,442)	16.00
Expired		
Outstanding, end of year	0	$ 0.00
Options exercisable, end of year	0	

	2004	
	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	—	—
Granted	16,442	$ 16.00
Exercised	—	—
Forfeited	—	—
Expired	—	—
Outstanding, end of year	16,442	$ 16.00
Options exercisable, end of year	0	

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. Weighted-average assumptions, for the periods indicated, are presented in the following table.

	2004
Dividend yields	0.00%
Volatility factors of expected market price of common stock	37.07%
Risk-free interest rates	2.18%
Expected life of options	5 years
Weighted-average fair value of options granted during the year	$ 5.97

The following table summarizes information about stock options under the plan outstanding at December 31, 2005 and 2004:

			Options Outstanding		Options Exercisable	
	Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
December 31, 2005	$ 0.00	0	0 years	$ 0.00	0	$0.00
December 31, 2004	$16.00	16,442	4.5 years	$16.00	0	$0.00

Note 9: Income Taxes

The provision (credit) for income taxes includes these components:

	2005	2004
Taxes currently payable	$ —	$ —
Deferred income taxes	—	115,580
Income tax expense (credit)	$ —	$ 115,580

A reconciliation of income tax expense/(benefit) at the statutory rate to the Bank's actual income tax expense is shown below:

	2005	2004
Computed at the statutory rate (34%)	$ (149,425)	$ (311,436)
Increase (decrease) resulting from		
Changes in the deferred tax asset valuation allowance	148,013	418,547
Other	1,412	8,469
Actual tax expense (credit)	$ 0	$ 115,580

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2005	2004
Deferred tax assets		
Allowance for loan losses	$ 131,859	$ 108,779
Net operating loss carryovers	683,842	523,408
Unrealized loss on available-for-sale securities	16,587	14,521
Capital loss carryover	5,100	5,100
Charitable contributions carryover	9,950	11,292
Deferred compensation	2,540	—
Other	850	—
	850,728	663,100
Deferred tax liabilities		
Depreciation	85,313	59,892
FHLB stock	181,968	170,102
Other	—	38
	267,281	230,032
Net deferred tax asset before valuation allowance	583,447	433,068
Valuation allowance		
Beginning balance	(418,847)	—
Increase during the period	(148,013)	(418,547)
Ending balance	(566,860)	(418,547)
Net deferred tax asset	$ 16,587	$ 14,521

As of December 31, 2005, the Company had approximately $2,011,000 of net operating loss carryovers available to offset future federal income. The net operating losses will begin to expire in the year 2010.

Retained earnings at December 31, 2005 and 2004, include approximately $647,729, for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses, would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liability on the preceding amount that would have been recorded if it was expected to reverse into taxable income in the foreseeable future was approximately $220,228 at December 31, 2005 and 2004.

Note 10: Other Comprehensive Loss

Other comprehensive loss components and related taxes were as follows:

	2005	2004
Unrealized losses on available-for-sale securities	$ (6,076)	$ (7,128)
Other comprehensive loss, before tax effect	(6,076)	(7,128)
Tax benefit	(2,066)	(2,424)
Other comprehensive loss	$ (4,010)	$ (4,704)

Note 11: Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by certain federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2005 and 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes Required		To be Well Capitalized Under Prompt Corrective Action Provisions Required	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
December 31, 2005						
Total risk-based capital	$ 4,311	10.22%	$ 3,373	8.0%	$ 4,217	10.0%
Tier I risk-based capital	$ 3,923	9.30%	$ 1,687	4.0%	$ 2,530	6.0%
Tier I core capital	$ 3,923	5.47%	$ 2,871	4.0%	$ 3,589	5.0%
Tangible equity capital	$ 3,923	5.47%	$ 1,077	1.5%	$ 1,077	1.5%
December 31, 2004						
Total risk-based capital	$ 4,161	11.78%	$ 2,826	8.0%	$ 3,533	10.0%
Tier I risk-based capital	$ 3,842	10.88%	$ 1,413	4.0%	$ 2,120	6.0%
Tier I core capital	$ 3,842	6.05%	$ 2,542	4.0%	$ 3,177	5.0%
Tangible equity capital	$ 3,842	6.05%	$ 953	1.5%	$ 953	1.5%

Liquidation Account. Upon conversion to a capital stock savings bank, eligible account holders who continued to maintain their deposit accounts in the Bank were granted priority in the event of the future liquidation of the Bank through the establishment of a special "Liquidation Account" in an amount equal to the consolidated net worth of the Bank as of the date specified in the Plan of Conversion. The initial liquidation account balance of $1,748,866 is reduced annually in proportion to decreases in the accounts of the eligible account holders. The liquidation account does not restrict the use or application of net worth, except with respect to the cash payment of dividends. The Bank may not declare or pay a cash dividend on or repurchase any of its common stock if the effect would cause its regulatory capital to be reduced below the amount required for the liquidation account.

Dividend Restrictions. The payment of cash dividends by the Bank on its common stock is limited by regulations of the Office of Thrift Supervision (OTS). Interest on deposits will be paid prior to payments of dividends on common stock. Additional limitation on dividends declared or paid or repurchases of the Bank stock are tied to the Bank's level of compliance with its regulatory capital requirements. Under current OTS regulations the Bank must either 1) file notification with the OTS because it is a subsidiary of a savings and loan holding company or 2) apply for distributions if the total amount of capital distributions for the applicable calendar year exceeds net income for that year to date plus retained net income for the preceding two years.

Federal Reserve Act. In September 2005 the Company inadvertently violated Section 23A of the Federal Reserve Act. The violation occurred when the Company pledged assets of the Bank as collateral for the Company's note payable to a third party lender. Prior to filing the Company's third quarter Form 10Q with the Securities and Exchange Commission, the Company discovered and corrected the violation.

Private Placement Offering. On March 8, 2006, the Company commenced a Private Placement Offering for up to $6,000,000 in common stock to selected accredited investors and a limited number of non-accredited investors under SEC Rule 506 (the "Offering"). The Company is not using an underwriter or placement agent. The Offering is intended to assist the Bank in maintaining regulatory capital compliance.

Note 12: Disclosures About Fair Values of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	2005				2004			
	Carrying Value		Fair Value		Carrying Value		Fair Value	
Financial assets								
Cash and cash equivalents	$	2,008,948	$	2,008,948	$	5,793,196	$	5,793,196
Held-to-maturity securities	$	65,522	$	69,257	$	88,965	$	95,025
Available-for-sale securities	$	1,703,147	$	1,703,147	$	2,215,285	$	2,215,285
FHLB stock	$	721,900	$	721,900	$	687,000	$	687,000
Loans, net of allowance for loan losses	$	64,578,288	$	59,984,000	$	51,931,555	$	51,932,700
Interest receivable	$	288,501	$	288,501	$	227,066	$	227,066
Financial liabilities								
Deposits	$	54,476,673	$	54,503,179	$	46,466,036	$	46,615,800
FHLB advances	$	13,000,000	$	12,979,000	$	13,000,000	$	13,000,000
Advances under line of credit and notes payable	$	1,250,000	$	1,250,000	$	750,000	$	750,000
Interest payable	$	158,391	$	158,391	$	56,213	$	56,213
Unrecognized financial instruments (net of contract amount)								
Commitments to originate loans	$	0	$	0	$	0	$	0

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents, Interest-bearing Deposit and Federal Home Loan Bank Stock

The carrying amount approximates fair value.

Securities

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

Deposits

Deposits include demand deposits, savings accounts, NOW accounts and certain money market deposits. The carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

Short-term Borrowings and Interest Payable

The carrying amount approximates fair value.

Commitments to Originate Loans

The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

Note 13: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the note regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the note on commitments and credit risk.

Note 14: Commitments and Credit Risk

The Bank grants agribusiness, commercial and residential loans to customers primarily in Hopkins County, Kentucky.

Commitments to Originate Loans

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At December 31, 2005 and 2004, the Bank had granted commitments to extend credit and unused lines of credit to borrowers aggregating approximately $1,888,700 and $1,948,000, respectively. The commitments to extend credit expire over varying periods of time with the majority expiring within a one-year period.

Standby Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under nonfinancial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Should the Banks be obligated to perform under the standby letters of credit, they may seek recourse from the customer for reimbursement of amounts paid.

The Banks had outstanding standby letters of credit totaling $7,000 at December 31, 2005. There were no outstanding letters of credit at December 31, 2004.

Other Credit Risks

At December 31, 2005 and 2004, approximately $101,000 and $4,076,000, respectively, were held in deposits at financial institutions in excess of federally insured amounts.

Note 15: Future Change in Accounting Principle

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB **Statement No. 123** (revised 2004), *Share-Based Payment*, which is a revision of FASB Statement **No. 123**, *Accounting for Stock-Based Compensation*. **Statement 123(R)** supersedes APB Opinion **No. 25**, *Accounting for Stock Issued to Employees*, and amends FASB **Statement No. 95**, *Statement of Cash Flows*. The approach to accounting for share-based payments in **Statement 123(R)** is similar to the approach described in **Statement 123**. However, **Statement 123(R)** requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and no longer allows pro forma disclosure as an alternative to financial statement recognition. The Company will be required to adopt **Statement 123(R)** at the beginning of its quarter ending March 31, 2006. The Company has not determined what financial statement impact **Statement 123(R)** will have on the Company.

COMMUNITY FIRST BANCORP, INC.

CORPORATE INFORMATION

BOARD OF DIRECTORS

William M. Tandy
President and Chief Executive Officer of the Bank

Michael D. Wortham
Vice President and Chief Financial Officer of the Bank

Ralph T. Teague
Retired Coal Company Executive

Paul W. Arison
Hopkins County Detention Facility

Charlotte E. Baldwin
Retired Vice President Cadre Securities

Charles G. Ramsey
Vice President-Finance Renshaw Automotive Group

J. Craig Riddle
Retired Owner, J. Craig Riddle Insurance Co.

Charles B. Vaughn
President and Co-Owner Happy's of Madisonville

Steven E. Carson
Owner/Operator of Barnett-Strother Funeral Homes

EXECUTIVE OFFICERS

William M. Tandy
President and Chief Executive Officer

Michael D. Wortham
Vice President and Chief Financial Officer

Charlotte Sellers
Executive Vice President

OFFICES

Main Office:
2420 North Main Street
Madisonville, Kentucky 42431

Branch Office:
240 South Main Street
Madisonville, Kentucky 42431

GENERAL INFORMATION

Annual Meeting:
The 2006 Annual Meeting of Shareholders will be held on June 1, 2006 at 8:00 a.m. at the main office of Community First Bank, 2420 North Main Street, Madisonville, Kentucky.

Transfer Agent:
For information regarding stock transfers or stock certificates, please contact:
Illinois Stock Transfer Company
209 West Jackson Blvd.
Suite 903
Chicago, Illinois 60606
(800) 757-5755

Independent Auditors:
King + Company, PSC
Louisville, Kentucky

Securities & Regulatory Counsel:
Malizia Spidi & Fisch, PC
Washington, D.C.

COMMUNITY FIRST BANCORP, INC.

2420 North Main Street, Madisonville, Kentucky 42431 • (270) 326-3500